As filed with the Securities and Exchange Commission on April 30, 2003
                                                          Registration No. 333-
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ---------

                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                                   ---------

                                 PartnerRe Ltd.
             (Exact name of Registrant as specified in its charter)

              Bermuda                                Not Applicable
  (State of other jurisdiction of                   (I.R.S. Employer
             incorporation                         Identification No.)
           or organization)
                               96 Pitts Bay Road
                                 Pembroke HM 08
                                    Bermuda
                                 (441) 292-0888

  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                       ----------------------------------
                               c/o Scott D. Moore
                           PartnerRe U.S. Corporation
                              One Greenwich Plaza
                            Greenwich, CT 06830-6352
                                 (203) 485-4200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                       ----------------------------------

                                          Copies to:

      Albert A. Benchimol           Richard J. Sandler, Esq.     Susan J. Sutherland, Esq.
Executive Vice President & Chief     Davis Polk & Wardwell         Skadden, Arps, Slate,
       Financial Officer              450 Lexington Avenue          Meagher & Flom LLP
       96 Pitts Bay Road               New York, NY 10017             4 Times Square
         Pembroke HM 08                  (212) 450-4000             New York, NY 10036
            Bermuda                                                   (212) 735-3000
        (441) 292-0888

     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: |X|
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_| ______
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_| ______
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: |_|.

                                   ---------

                                                CALCULATION OF REGISTRATION FEE
===================================================================================================================================
                                                                   Proposed Maximum      Proposed Maximum
    Title of Each Class of Securities to be     Amount to be           Offering         Aggregate Offering          Amount of
               Registered(1)                     Registered        Price Per Share(2)         Price(2)           Registration Fee
-----------------------------------------------------------------------------------------------------------------------------------
Common Shares, $1.00 par value...........     8,340,731 shares           $54.84             $457,405,688              $37,004
===================================================================================================================================

(1) This Registration Statement covers common shares of PartnerRe Ltd., including common shares to be acquired through the exercise of options and warrants, that may be offered and sold from time to time by the selling shareholder named herein.
(2) Estimated pursuant to Rule 457(c) solely for purposes of calculating amount of registration fee, and based on the average of the high and low prices reported on April 29, 2003 on the consolidated tape for New York Stock Exchange listed companies.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

===============================================================================

The information in this preliminary prospectus is not complete and may be changed. The selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


                     SUBJECT TO COMPLETION, April 30, 2003


PROSPECTUS

                            8,340,731 Common Shares

                                 PartnerRe Ltd.

                                 Common Shares

                                   ---------

     We are registering 8,340,731 common shares for offer and sale from time to time by the selling shareholder named in this prospectus. The selling shareholder may sell the shares through underwriters, directly, through ordinary brokerage transactions or through any other means described in the section "Plan of Distribution."

     We will not receive any of the proceeds from the sale of the shares by the selling shareholder. The selling shareholder will bear all sales commissions and similar expenses.

     You should read this prospectus and any accompanying prospectus supplement carefully before you make your investment decision. The prospectus supplement will set forth, to the extent required, the terms of any offering of our common shares by the selling shareholder.

     The PartnerRe Ltd. common shares are listed on the New York Stock Exchange under the symbol "PRE." The last reported sale price of the PartnerRe common shares, as reported by the New York Stock Exchange on April 29, 2003, was $54.66 per share.

     Investing in our common shares involves risks. See "Risk Factors" on page
3.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus or any accompanying prospectus supplement. Any representation to the contrary is a criminal offense.


                , 2003

                                    TABLE OF CONTENTS
                                    -----------------

                                                                           Page
                                                                           ----

About This Prospectus.........................................................2
Forward-Looking Statements....................................................2
PartnerRe Ltd.................................................................3
Risk Factors..................................................................3
Use of Proceeds...............................................................3
Summary Consolidated Financial Data...........................................4
Price Range of Common Shares and Dividends....................................5
The Selling Shareholder.......................................................6
Description of Our Capital Shares.............................................8
Material Bermuda and United States Federal Income Tax Consequences...........15
Plan of Distribution.........................................................21
Legal Matters................................................................22
Experts......................................................................23
Enforcement of Civil Liabilities Under United States Federal Securities Laws.23
Where You Can Find More Information..........................................23
Incorporation of Certain Documents by Reference..............................23

                             ABOUT THIS PROSPECTUS

     For information on PartnerRe Ltd., you should only rely on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling shareholder may, from time to time, offer to sell common shares and seek offers to buy common shares only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus may be accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common shares.

     As used in this prospectus, the terms the "Company," "we," "our" or "us" may, depending upon the context, refer to PartnerRe, to one or more of PartnerRe's consolidated subsidiaries or to all of them taken as a whole. References to "Swiss Re" refer to Swiss Reinsurance Company and references to "selling shareholder" or "Capital Management" refer to SwissRe Capital Management (Bermuda) Ltd., a wholly owned subsidiary of Swiss Re.

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, the selling shareholder may, from time to time, sell in the aggregate up to 8,340,731 common shares in one or more offerings, as described in this prospectus. Each time the selling shareholder sells our common shares, a prospectus supplement will be provided that will contain specific information about the terms of that offering to the extent required. The prospectus supplement may also add, update or supplement information contained in this prospectus. You should read this prospectus and any accompanying prospectus supplement together with the additional information contained under the heading "Where You Can Find More Information."


                           FORWARD-LOOKING STATEMENTS

     Certain statements contained or incorporated by reference in this prospectus are based on our assumptions and expectations concerning future events and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can cause actual results to differ materially from those expressed in any such forward-looking statements.

     These uncertainties and other factors (which we describe in more detail elsewhere in this prospectus and in our filings with the Securities and Exchange Commission that we have incorporated by reference) include, but are not limited to:

     o the occurrence of catastrophic or other loss events with a frequency or severity exceeding our expectations;

     o a decrease in the level of demand for reinsurance and/or an increase in the supply of reinsurance capacity;

     o increased competitive pressures, including the consolidation and increased globalization of reinsurance providers;

     o actual losses and loss expenses exceeding our loss reserves, which are necessarily based on actuarial and statistical projections of ultimate losses;

     o    acts of terrorism;

     o changes in the cost, availability and performance of retrocessional reinsurance, including the ability to collect reinsurance recoverables;

     o    concentration risk in dealing with a limited number of brokers;

     o developments in and risks associated with global financial markets which could affect our investment portfolio;

     o    changing rates of inflation and other economic conditions;

     o availability of borrowings and letters of credit under our credit facilities;

     o    losses due to foreign currency exchange rate fluctuations;

     o restrictions in the issue of work permits which could result in loss of service of any one of our executives;

     o changes in the legal or regulatory environments in which we operate, including the passage of federal or state legislation subjecting Partner Reinsurance Company Ltd. or PartnerRe SA to supervision or regulation, including additional tax regulation, in the United States or other jurisdictions in which we operate; and

     o actions by rating agencies that might impact our ability to write new business.

     The foregoing review of important factors should not be considered exhaustive.

     The words "believe," "anticipate," "estimate," "project," "plan," "expect," "intend," "hope," "will likely result," "will continue" or words of similar impact generally involve forward-looking statements. We caution readers not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                                 PARTNERRE LTD.

     We provide multi-line reinsurance to insurance companies on a worldwide basis through our wholly owned subsidiaries, Partner Reinsurance Company Ltd., PartnerRe SA and Partner Reinsurance Company of the U.S. Risks reinsured include, but are not limited to, property, casualty, motor, agriculture, aviation/space, catastrophe, credit/surety, engineering/energy, marine, special risk, other lines and life/annuity and health. We are a Bermuda company with principal executive offices located at 96 Pitts Bay Road, Pembroke HM 08, Bermuda. Our telephone number is (441) 292-0888.


                                  RISK FACTORS

     Before you invest in our common shares, you should carefully consider the risks involved. Accordingly, you should carefully consider:

     o the information contained in or incorporated by reference into this prospectus;

     o information contained in or incorporated by reference into any prospectus supplement relating to specific offerings of our common shares;

     o the risks described in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") on March 28, 2003, which we incorporate by reference into this prospectus; and

     o other risks and other information that may be contained in, or incorporated by reference from, other filings we make with the Commission.


                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common shares by the selling shareholder.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth summary historical consolidated financial and other data of PartnerRe. The year-end financial data has been derived from our audited financial statements, which have been audited by Deloitte & Touche. You should read the following information in conjunction with our financial statements and the related notes and the other financial and statistical information that is included or incorporated by reference in this prospectus.

                                                                                      Year Ended December 31,
                                                                            ------------------------------------------
                                                                                2002           2001          2000(1)
                                                                            ------------   ------------   ------------
                                                                              (in millions of U.S. dollars or common
                                                                             shares, except per share data and ratios)
Operating data:
Gross premiums written.................................................     $    2,705.7   $    1,878.3   $    1,439.5
                                                                            ------------   ------------   ------------
Net premiums written...................................................          2,655.4        1,825.1        1,380.3
                                                                            ------------   ------------   ------------
Net premiums earned....................................................          2,425.7        1,633.5        1,314.3
Net investment income..................................................            245.2          239.6          273.6
Net realized investment (losses) gains.................................             (6.8)          20.2          (62.7)
Other income...........................................................              5.7            1.7            0.4
Total revenues.........................................................          2,669.9        1,895.0        1,525.6
Losses and loss expenses including life policy benefits................          1,715.8        1,631.8          975.7
                                                                            ------------   ------------   ------------
Total expenses.........................................................          2,449.7        2,149.6        1,427.0
Income (loss) before distributions related to Trust Preferred and
   Mandatorily Redeemable Preferred Securities and taxes...............            220.2         (254.6)          98.6
Distributions related to Trust Preferred and Mandatorily Redeemable
   Preferred Securities................................................             27.3            3.0            -
Income tax expenses (benefit)..........................................              2.7          (69.3)         (43.7)
                                                                            ------------   ------------   ------------
Net income (loss) before cumulative effect of adopting new accounting
   standard, net of tax................................................            190.3         (188.3)         142.3
Cumulative effect of adopting new accounting standard, net of tax......              -             27.8            -
                                                                            ------------   ------------   ------------
Net income (loss)......................................................     $      190.3   $     (160.5)  $      142.3
                                                                            ============   ============   ============
Diluted net income (loss) per common share.............................     $        3.28  $       (3.60) $        2.41
                                                                            ============   ============   ============
Weighted average number of common and common equivalent shares
   outstanding.........................................................             51.9           50.1           50.7
Number of common shares outstanding....................................             52.4           50.2           50.1

Non-Life ratios:
Loss ratio(2)..........................................................             69.3%         100.4%          70.2%
Expense ratio(3).......................................................             28.6%          29.8%          32.3%
                                                                            ------------   ------------   ------------
Combined ratio(4)......................................................             97.9%         130.2%         102.5%
                                                                            ============   ============   ============

                                                                                      As of December 31,
                                                                         -------------------------------------------
                                                                              2002           2001           2000
                                                                         ------------    ------------   ------------
                                                                           (in millions of U.S. dollars, except per
                                                                                         share data)
Balance sheet data:
Total investments, cash and cash equivalents........................     $    5,412.1    $    4,410.7   $    3,882.1
Total assets........................................................          8,738.0          7173.0        6,177.4
Unpaid losses and loss expenses and policy benefits for life and
   annuity contracts................................................          4,474.4         3,698.9        3,059.1
Long-term debt......................................................            220.0           220.0          220.0
Trust Preferred and Mandatorily Redeemable Preferred Securities.....            400.0           400.0            -
Total shareholders' equity..........................................          2,077.2         1,748.1        2,086.0
Diluted book value per common and common equivalent share...........     $      34.02    $      29.05   $      35.54

----------------
(1) Includes the results of operations of PartnerRe Life U.S. for the six-month period ended June 30, 2000, after which date PartnerRe Life U.S. was sold.

(2) The loss ratio is calculated by dividing non-life loss and loss adjustment expenses by non-life net premiums earned.

(3) The expense ratio is calculated by dividing non-life acquisition costs and other operating expenses by non-life net premiums earned.

(4) The combined ratio is the sum of the non-life loss ratio and the non-life expense ratio.


                   PRICE RANGE OF COMMON SHARES AND DIVIDENDS

     Our common shares are listed for trading on the New York Stock Exchange under the symbol "PRE." The following table sets forth on a per share basis the high and low sales prices for consolidated trading in our common shares as reported on the NYSE Composite Tape, and the cash dividends declared on the common shares during the periods indicated.

                                                                      Cash
                                              Common Share Price    Dividends
                                              ------------------    Declared
                                               High        Low      Per Share
                                             ---------- ----------  ---------
Year ended December 31, 2001
First Quarter................................$    58.13 $    45.85  $    0.26
Second Quarter...............................     57.00      47.75       0.28
Third Quarter................................     55.33      34.10       0.28
Fourth Quarter...............................     54.00      46.00       0.28
Year ended December 31, 2002
First Quarter................................     57.83      48.39       0.28
Second Quarter...............................     56.90      48.01       0.29
Third Quarter................................     49.72      40.36       0.29
Fourth Quarter...............................     54.38      42.95       0.29
Year ending December 31, 2003
First Quarter................................     54.35      45.00       0.29
Second Quarter (through April 29, 2003)......     58.65      50.25       -

                            THE SELLING SHAREHOLDER

     The following table sets forth information with respect to the selling shareholder's beneficial ownership of PartnerRe common shares.

                                                            Common Shares
                                                          Beneficially Owned
                                                        Prior to the Offering(1)
-------------------------------------------------       ------------------------
          Beneficial Owners                               Number      Percentage
-------------------------------------------------       ---------     ----------
SwissRe Capital Management (Bermuda) Ltd.               8,611,969         16.3
   Mint Flower Place
   8 Par-la-Ville Road
   Hamilton HM GX, Bermuda

----------------
(1) Includes 7,838,096 common shares, 677,873 Class B warrants to acquire common shares (and the common shares underlying such warrants) and 96,000 options to acquire common shares (and the common shares underlying such options) directly owned by Capital Management, a wholly owned subsidiary of Swiss Re ("Capital Management"). On April 29, 2003, Capital Management notified us of its intention to exercise all of these options and warrants and to pay for such exercise by delivery of 271,238 common shares it currently owns. We will cancel all such shares on receipt. Following the settlement of such exercise, Capital Management will own 8,340,731 common shares, or 15.6% of our common shares to be issued and outstanding after such exercise, all of which are covered by this prospectus. Swiss Re also owns 2 million of our Series A Preferred Shares, which are not convertible or exchangeable into our common shares and are not reflected in the table above.

Relationship and Agreements with Swiss Re and Affiliates

     Walter B. Kielholz is one of our directors and the Vice Chairman of the Board of Directors of Swiss Re. His term as one of our directors expires with our annual general meeting of shareholders on May 22, 2003, and he is not standing for re-election. Swiss Re and certain of its affiliates receive fees from us pursuant to certain agreements as described below.

     In connection with the acquisition of PartnerRe SA, Swiss Re and we entered into a Standstill Agreement dated July 10, 1997, pursuant to which Swiss Re's ownership and voting rights with respect to us are limited to 30% of the voting power of our voting stock and voting stock equivalents. Swiss Re also has a right of first refusal under the standstill agreement with respect to certain issuances or sales by us of our voting shares, in an amount equal to its percentage ownership of our voting shares prior to such issuance or sale, subject to certain exceptions. The standstill agreement terminates on July 10, 2004. In connection with the acquisition of PartnerRe SA, we granted Swiss Re registration rights for that portion of our common shares issued to Swiss Re in connection with the acquisition of PartnerRe SA that was not previously subject to registration rights. The registration statement related to this prospectus is being filed pursuant to the exercise of such rights and rights granted under the subscription agreement dated August 24, 2003.

     We utilize, in the conduct of our business, certain underwriting services and licensed technology provided by Swiss Re and its affiliates, pursuant to various service agreements including the Underwriting Services and Cooperation Agreement. Fees incurred pursuant to such agreements include fixed fees for access to technology and database resources. The Underwriting Services and Cooperation Agreement was terminated as of February 28, 2003 but we will continue to have access to certain computer technology through the end of the year. The fees paid to Swiss Re and its affiliates under this Agreement for the year ended December 31, 2002 aggregated $200,000.

     In the normal course of our underwriting activities, we entered into reinsurance contracts (assumed and ceded) with Swiss Re and certain affiliates of Swiss Re. Included in our 2002 consolidated results were net ceded premiums written of $1.0 million, net losses and loss expenses, including policy benefits for life contracts, of $2.5 million and net acquisition costs of $1.1 million relating to reinsurance contracts with Swiss Re and its affiliates. At December 31, 2002, there were reinsurance balances receivable and recoverable from members of the Swiss Re Group aggregating $21.4 million, unpaid losses and loss expenses, including life policy benefits, of $9.1 million and net ceded funds held under reinsurance treaties of $3.0 million under these agreements.

     In addition, we engage in finance and banking transactions with various banks including affiliates of Credit Suisse Group, of which Mr. Kielholz is Chairman. All such transactions are on an arm's length basis.

     During 2002, we were party to Investment Advisory Agreements with Swiss Re. Under the Investment Advisory Agreements, Swiss Re managed portions of our portfolio of investment securities subject to our investment guidelines and other restrictions. Pursuant to the terms of the Investment Advisory Agreements, we paid fees totaling $1.5 million to Swiss Re in 2002. The Investment Advisory Agreements were terminated in December 2002. See Note 9 to our 2002 Consolidated Financial Statements, which are included in our report on Form 10-K for the year ended December 31, 2002 and incorporated by reference in this prospectus.

     We believe that the terms of such transactions were no less favorable to us than could have been obtained from third parties that were not affiliated with us. Transactions involving Swiss Re, or their affiliates, on the one hand, and us, on the other hand, require approval by a majority vote of the disinterested members of our board of directors.

                       DESCRIPTION OF OUR CAPITAL SHARES

     The following is a summary of certain provisions of:

     o our Memorandum of Association and Bye-Laws, which set forth certain terms of our capital stock,

     o the certificate of designation for our 8% Series A Cumulative Preferred Shares, which we refer to in this prospectus as the Series A Preferred Shares, and

     o the certificate of designation for our 5.61% Series B Cumulative Redeemable Preferred Shares, which we refer to in this prospectus as the Series B Preferred Shares.

     This summary is not complete.

     You should read our Memorandum of Association and Bye-Laws and the certificate of designation of each series of our preferred shares for complete information regarding the provisions of these governing documents including the definitions of some of the terms used below. Copies of our Memorandum of Association and Bye-Laws and the certificates of designation are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. Whenever we refer to particular sections or defined terms of our Memorandum of Association, Bye-Laws or the certificates of designation, those sections or defined terms are incorporated by reference into this prospectus, and the statement in connection with which such reference is made is qualified in its entirety by such reference.

General

     Our authorized share capital of $150,000,000 consists of 100,000,000 common shares, par value $1.00 per share, 10,000,000 Series A Preferred Shares, 4,000,000 Series B Preferred Shares and 36,000,000 undesignated shares, par value $1.00 per share. As of March 31, 2003, approximately 52,410,728 common shares were issued and outstanding, 10,000,000 Series A Preferred Shares were issued and outstanding and 4,000,000 Series B Preferred Shares were issued and outstanding. On April 28, 2003, we announced an offering of a new series of cumulative redeemable preferred shares and our intention to redeem all outstanding Series A Preferred Shares following the closing of that offering. We also have issued and outstanding Class B warrants to purchase 677,873 common shares, and 4,000,000 PEPS Units, which require the holder thereof to purchase, and us to sell to such holder, a variable number of our common shares. See "--Warrants" and "--PEPS Units" below.

Common Shares

     Our common shares are listed on the New York Stock Exchange under the symbol "PRE." The common shares currently issued and outstanding are fully paid and nonassessable within the meaning of applicable Bermuda law. There are no provisions of Bermuda law, our Memorandum of Association or our Bye-Laws which impose any limitation on the rights of shareholders to hold or vote common shares by reason of their not being residents of Bermuda.

     Under our Bye-Laws, the holders of common shares have no redemption, conversion or sinking fund rights. Subject to the restrictions set forth under "--Anti-Takeover Effects of Certain Bye-Laws Provisions", below, holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares and do not have any cumulative voting rights. If we are liquidated, dissolved, or wound-up, the holders of common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities and the liquidation preference of any outstanding preferred shares.

     Other than as required by Bermuda law or in respect of alteration of class rights and reporting requirements and certain procedural matters, all actions by our shareholders are decided by a simple majority of votes cast.

     The holders of common shares will receive such dividends, if any, as may be declared by our board of directors out of funds legally available for such purposes.

     A more detailed description of our common shares is set forth in our registration statements filed under the Exchange Act on Form 8-A on October 4, 1993 (file no. 001-14536) and October 24, 1996, including any amendment or report for the purpose of updating such description.

Series A Preferred Shares

     The Series A Preferred Shares are listed on the New York Stock Exchange under the symbol "PRE A." The Series A Preferred Shares currently issued and outstanding are fully paid and nonassessable within the meaning of applicable Bermuda law. Swiss Re owns 2 million Series A Preferred Shares.

     The holders of the Series A Preferred Shares have no preemptive rights with respect to any of our common shares or any of our other securities convertible into or carrying rights or options to purchase any common shares. The Series A Preferred Shares are not subject to any sinking fund or other obligation of us to redeem or retire the Series A Preferred Shares. Unless redeemed by us, the Series A Preferred Shares will have a perpetual term with no maturity. We currently do not have any issued shares that are senior to the Series A Preferred Shares with respect to payment of dividends and distribution of assets in liquidation. Our Series B Preferred Shares rank equally with our Series A Preferred Shares with respect to payment of dividends and distribution of assets in liquidation.

     Dividends. Holders of Series A Preferred Shares are entitled to receive, when, as and if declared by our board of directors out of funds legally available for the payment of dividends, cumulative preferential cash dividends in an amount per share equal to 8% of the liquidation preference per annum (equivalent to $2.00 per share). Such dividends are payable quarterly, when, as and if declared by our board of directors.

     If any Series A Preferred Shares are outstanding, unless full cumulative dividends on the Series A Preferred Shares have been paid, we generally may not:

     o declare or pay any dividends upon any other capital shares ranking pari passu with the Series A Preferred Shares as to dividends and the distribution of assets upon any liquidation, dissolution or winding up of PartnerRe, unless all dividends are declared upon the Series A Preferred Shares and the shares ranking equally with the Series A Preferred Shares are declared pro rata,

     o declare or pay any dividends upon the common shares or any other capital shares ranking junior to the Series A Preferred Shares as to dividends or the distribution of assets upon any liquidation, dissolution or winding up of PartnerRe, or

     o redeem any common shares or other shares ranking junior to the Series A Preferred Shares.

     Liquidation. Upon any voluntary liquidation, dissolution or winding-up of the affairs of PartnerRe, the holders of Series A Preferred Shares will be entitled to receive from our assets legally available for distribution to shareholders, $25.00 per share, plus all dividends accrued and unpaid to the date fixed for distribution. This distribution must be made before we make any distribution to holders of common shares and any other distribution to holders of common shares and any other shares ranking junior to the Series A Preferred Shares.

     Redemption. We may redeem the Series A Preferred Shares for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends. On April 28, 2003, we announced our intention to redeem all outstanding Series A Preferred Shares following the closing of the offering of a new series of cumulative redeemable preferred shares announced at the same time.

     Voting. Generally, the Series A Preferred Shares have no voting rights. If dividends payable on the Series A Preferred Shares are in arrears in an amount equivalent to dividends for six full dividend periods, the holders of Series A Preferred Shares, together with the holders of our Series B Preferred Shares and the holders of any other shares ranking equally with the Series A Preferred Shares, voting as a single class, shall have the right to elect two directors to our board of directors. Whenever we pay all dividends in arrears on the Series A Preferred Shares and the shares ranking equally with the Series A Preferred Shares then outstanding and we pay, declare or set apart for payment, dividends for the current quarterly dividend period, then the holders of the Series A Preferred Shares and the shares ranking equally with the Series A Preferred Shares will no longer have rights to be represented by directors. As of April 29, 2003, there were no dividends in arrears on the Series A Preferred Shares.

     In addition, without the written consent of the holders of at least 75% of the outstanding Series A Preferred Shares, we may not:

     o amend or repeal any of the provisions of our Memorandum of Association, Bye-Laws or the certificate of designation relating to the Series A Preferred Shares that would vary the rights, preferences or voting powers of the holders of the Series A Preferred Shares;

     o authorize any amalgamation, consolidation, merger or statutory share exchange that affects the Series A Preferred Shares, unless each Series A Preferred Share remains outstanding with no variation in its rights, preferences or voting powers, or is converted into or exchanged for preferred shares of the surviving entity having rights, preferences and voting powers identical to that of a Series A Preferred Share;

     o authorize any creation of any shares of any class or series or any security convertible into shares of any class or series ranking prior to the Series A Preferred Shares in payment of dividend or the distribution of assets on any liquidation, dissolution or winding up of PartnerRe; or

     o enter into any transaction or take any action which would amount to a variation of the rights, preferences or voting powers of the holders of the Series A Preferred Shares.

     We may create and issue additional classes or series of shares ranking equally with the Series A Preferred Shares and other shares ranking junior to the Series A Preferred Shares without the consent of any holder of Series A Preferred Shares.

     A more detailed description of our Series A Preferred Shares is set forth in our registration statement filed under the Exchange Act on Form 8-A on June 20, 1997 (file no. 001-14536), including any amendment or report for the purpose of updating such description.

Series B Preferred Shares

     The Company has outstanding 4,000,000 of its 8% PEPS Units. We issued 4,000,000 of our Series B Preferred Shares as part of this PEPS Units offering. The 4,000,000 Series B Preferred Shares currently issued and outstanding are not separately listed on any stock exchange and are not freely tradeable until they are released from the pledge arrangement relating to the PEPS Units, see "--PEPS Units." The Series B Preferred Shares currently issued and outstanding are fully paid and nonassessable within the meaning of applicable Bermuda law.

     The holders of the Series B Preferred Shares will have no preemptive rights with respect to any of our common shares or any of our other securities convertible into or carrying rights or options to purchase any such shares. The Series B Preferred Shares are not subject to any sinking fund or other obligation of PartnerRe to redeem or retire the Series B Preferred Shares. The Series B Preferred Shares are subject to mandatory redemption on June 30, 2005. At present, we do not have any issued shares that are senior to the Series B Preferred Shares with respect to payment of dividends and distribution of assets in liquidation. Our Series A Preferred Shares rank equally with our Series B Preferred Shares with respect to payment of dividends and distribution of assets in liquidation.

     Dividends. Holders of Series B Preferred Shares are entitled to receive, when, as and if declared by our board of directors out of funds legally available for the payment of dividends, cumulative preferential cash dividends in an amount per share equal to 5.61% of the liquidation preference per annum (equivalent to $2.8050 per share). Dividends are payable quarterly, when, as and if declared by our board of directors.

     If any Series B Preferred Shares are outstanding, unless we pay full cumulative dividends on the Series B Preferred Shares, we generally may not:

     o declare or pay any dividends upon any other shares ranking equally with the Series B Preferred Shares, unless all dividends are declared upon the Series B Preferred Shares and the shared ranking equally with the Series B Preferred Shares are declared pro rata;

     o declare or pay any dividends upon the common shares or any other shares ranking junior to the Series B Preferred Shares; or

     o redeem any common shares or other shares ranking junior to the Series B Preferred Shares.

     Liquidation. Upon any voluntary liquidation, dissolution or winding-up of the affairs of PartnerRe, the holders of Series B Preferred Shares will be entitled to receive from our assets legally available for distribution to shareholders $50.00 per share, plus all dividends accrued and unpaid to the date fixed for distribution, before any distribution is made to holders of common shares and any other shares ranking junior to the Series B Preferred Shares.

     Redemption. The Series B Preferred Shares are not redeemable prior to June 30, 2005. On June 30, 2005, we are obligated to redeem the Series B Preferred Shares at a redemption price of $50.00 per share, plus all accrued and unpaid dividends.

     Voting. Generally, the Series B Preferred Shares have no voting rights. However, the holders of Series B Preferred Shares, together with the holders of our Series A Preferred Shares and the holders of any other shares ranking equally with the Series B Preferred Shares, voting as a single class, shall have the right to elect two directors to our board of directors, if:

     o dividends payable on Series B Preferred Shares are in arrears in an amount equivalent to dividends for six full dividend periods;

     o on any date following the remarketing of the Series B Preferred Shares, dividends payable on Series B Preferred Shares or shares ranking equally with the Series B Preferred Shares are in arrears in any amount; or

     o    we fail to redeem the Series B Preferred Shares on June 30, 2005.

     Whenever we have paid all dividends in arrears on the Series B Preferred Shares and any shares that rank equal to the Series B Preferred Shares then outstanding and we have paid or declared and set apart for payment, dividends for the current quarterly dividend period or we have paid or set apart for payment, the redemption price for the Series B Preferred Shares, as the case may be, then the right of holders of the Series B Preferred Shares and any shares that rank equal to the Series B Preferred Shares to be represented by directors shall cease. As of April 29, 2003, there were no dividends in arrears on the Series B Preferred Shares.

     In addition, without the written consent of the holders of at least 75% of the outstanding Series B Preferred Shares, we may not:

     o amend or repeal any of the provisions of our Memorandum of Association, Bye-Laws or the certificate of designation relating to the Series B Preferred Shares that would vary the rights, preferences or voting powers of the holders of the Series B Preferred Shares;

     o authorize any amalgamation, consolidation, merger or statutory share exchange that affects the Series B Preferred Shares, unless each Series B Preferred Share remains outstanding with no variation in its rights, preferences or voting powers, or is converted into or exchanged for preferred shares of the surviving entity having rights, preferences and voting powers identical to that of a Series B Preferred Share;

     o authorize any creation of any shares of any class or series or any security convertible into shares of any class or series ranking prior to the Series B Preferred Shares in payment of dividend or the distribution of assets on any liquidation, dissolution or winding up of PartnerRe; or

     o enter into any transaction or take any action which would amount to a variation of the rights, preferences or voting powers of the holders of the Series B Preferred Shares.

     We may create and issue additional classes or series of shares that rank equal or junior to the Series B Preferred Shares without the consent of any holder of Series B Preferred Shares.

     A more detailed description of our Series B Preferred Shares is set forth in our registration statement filed under the Exchange Act on Form 8-A on November 14, 2001 (file no. 001-14536), including any amendment or report for the purpose of updating such description.

Undesignated Shares

     Under our Bye-Laws, we have authorized 36,000,000 shares, par value $1.00 per share, the rights and preferences of which are undesignated. Without further action of our shareholders, our board of directors may fix the relative rights, preferences and limitations of such shares. Such determination may include:

     o    fixing the dividend rates and payment dates;

     o    the extent of voting rights, if any;

     o    the terms and prices of redemption;

     o    the amount payable on the shares in the event of liquidation;

     o    sinking fund provisions; and

     o the terms and conditions on which shares may be converted if the shares are to be issued with the privilege of conversion.

Warrants

     Each of the Class B warrants is currently exercisable at an exercise price of $17.00 per share. The exercise price is subject to adjustment upon the occurrence of certain events relating principally to changes in the number of common shares, options or warrants outstanding. Each of the Class B warrants expires in November 2004.

     We have granted the Class B warrant holders certain registration rights with respect to the Class B warrants and any common shares issued upon exercise of the Class B warrants. All of the 677,873 currently outstanding Class B warrants are owned by Capital Management. On April 29, 2003, Capital Management notified us of its intention to exercise all of its Class B warrants. The common shares Capital Management will receive pursuant to that exercise are covered by this prospectus.

PEPS Units

     Our PEPS Units are listed on the New York Stock Exchange under the symbol "PRE-PrP." "PEPS" is an acronym for Premium Equity Participating Security. Each PEPS Unit consists of one of our Series B Preferred Shares and a purchase contract issued by us. The purchase contract obligates us to sell to the holder, and obligates the holder to purchase from us, on or before December 31, 2004, for a price of $50.00, a number of our common shares. The number of common shares will range between 0.8696 and 1.0638 shares, depending on the average closing price of our common shares over the 20-trading day period ending on the third trading day prior to December 31, 2004. If a holder chooses to settle its purchase contract before December 31, 2004, it will receive, for each PEPS Unit surrendered, 0.8696 of our common shares, regardless of the market price of our common shares on the date of early settlement. The number of common shares that will be received for each PEPS Unit surrendered is subject to anti-dilution adjustments. Up to 4,255,200 of our common shares would be issuable upon settlement of the purchase contracts.

     Holders of PEPS Units are entitled to receive quarterly cash distributions of contract adjustment payments payable by us at the rate of 2.39% per annum for each PEPS Unit. We have the right to defer contract adjustment payments until no later than December 31, 2004 or, if applicable, the date of any early settlement of a purchase contract. Any deferred contract adjustment payments will accrue additional contract adjustment payments at the rate of 2.39% per annum, compounded quarterly, until paid.

     Each Series B Preferred Share that is part of a PEPS Unit is pledged as collateral to secure the holder's obligation under the related purchase contract. If a holder settles its purchase contract in cash rather than having its

Series B Preferred Share remarketed (as described below), the Series B Preferred Share comprising a component of the surrendered PEPS Unit will then be released from the pledge arrangement upon such settlement and delivered to such holder, who will retain the right to have such Series B Preferred Share remarketed as described in the next paragraph.

     Unless a holder of a PEPS Unit settles the related purchase contract in cash, such holder's Series B Preferred Share comprising a part of such PEPS Unit will be remarketed by the remarketing agent three business days prior to December 31, 2004. The remarketing agent will use its reasonable efforts to remarket the Series B Preferred Shares at a price equal to 100.25% of the stated liquidation preference of $50 per Series B Preferred Share, plus any accrued dividends that are not paid in full as of December 31, 2004.

     The purchase contracts will terminate automatically if certain bankruptcy, insolvency or reorganization events occur with respect to us, or, in certain circumstances, if there is a failed remarketing. If the purchase contracts terminate, the holders will have no obligation to pay for, or right to receive, our common shares. If the purchase contracts are terminated, the holders will receive their Series B Preferred Shares free of our security interest.

Transfer of Shares

     Our Bye-Laws contain various provisions affecting the transferability of our capital shares. Under the Bye-Laws, our board of directors has absolute discretion to decline to register a transfer of shares:

     o unless the appropriate instrument of transfer is submitted along with such evidence as our board of directors may reasonably require showing the right of the transferor to make the transfer;

     o unless, where applicable, the consent of the Bermuda Monetary Authority has been obtained; or

     o if our board of directors determines that such transfer would result in a person (other than Swiss Re or its affiliates) controlling more than 9.9% of all of our outstanding shares.

     One of the primary purposes of the restriction on a holder of our capital shares from controlling more than 9.9% of our outstanding shares is to reduce the risk for potential adverse tax consequences. This limit may also have the effect of deterring purchases of large blocks of common shares or proposals to acquire us, even if some or a majority of the shareholders might deem these purchases or acquisition proposals to be in their best interests. With respect to this issue, also see the provisions discussed below under "Anti-Takeover Effects of Certain Bye-Laws Provisions."

     We entered into a standstill agreement, dated as of July 10, 1997, with Swiss Re pursuant to which Swiss Re agreed to limit its and its affiliates ownership in PartnerRe to 30% of the voting power of our outstanding shares, unless we otherwise consent. Swiss Re also has a right of first refusal under the standstill agreement with respect to certain issuances or sales by us of our voting shares, in an amount equal to its percentage ownership of our voting shares prior to such issuance or sale, subject to certain exceptions. The standstill agreement terminates on July 10, 2004.

     If our board of directors refuses to register any transfer of shares, it shall send notice of such refusal to the transferee within three months after the date on which the transfer was lodged with us.

     Our Bermuda counsel has advised us that while the precise form of the restrictions on transfers contained in the Bye-Laws is untested, as a matter of general principle, restrictions on transfers are enforceable under Bermuda law and are not uncommon.

Anti-Takeover Effects of Certain Bye-Laws Provisions

     In addition to those provisions of the Bye-Laws discussed above under "Transfers of Shares," our Bye-Laws contain certain provisions that make it more difficult to acquire control of us by means of a tender offer, open market purchase, a proxy fight or otherwise. These provisions are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors. We believe that, as a general rule, the interests of our shareholders would be best served if any change in control results from negotiations with our board of directors. Our board of directors would negotiate based upon careful consideration of the proposed terms, such as the price to be paid to shareholders, the form of consideration to be paid and the anticipated tax effects of the transaction. However, these provisions could have the effect of discouraging a prospective acquiror from making a tender offer or otherwise attempting to obtain control of us. To the extent these provisions discourage takeover attempts, they could deprive shareholders of opportunities to realize takeover premiums for their shares or could depress the market price of the shares.

     Board Provisions. Our Bye-laws provide for a classified board, to which approximately one-third of our board of directors is elected each year at our annual general meeting of shareholders. Accordingly, our directors serve three-year terms rather than one-year terms. Each class of directors is required to have a minimum of one director and a maximum of four directors.

     The classification of directors will have the effect of making it more difficult for shareholders to change the composition of our board of directors. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Such a delay may help ensure that our directors, if confronted by a holder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be in our best interests, including the shareholders. The classification provisions will apply to every election of directors, however, regardless of whether a change in the composition of our board of directors would be beneficial to PartnerRe and its shareholders and whether or not a majority of our shareholders believe that such a change would be desirable.

     The classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of PartnerRe, even though such an attempt might be beneficial to PartnerRe and its shareholders. The classification of our board of directors could thus increase the likelihood that incumbent directors will retain their positions. In addition, because the classification provisions may discourage accumulations of large blocks of our stock by purchasers whose objective is to take control of PartnerRe and remove a majority of our board of directors, the classification of our board of directors could tend to reduce the likelihood of fluctuations in the market price of the shares that might result from accumulations of large blocks for such a purpose. Accordingly, shareholders could be deprived of certain opportunities to sell their shares at a higher market price than might otherwise be the case.

     Voting Rights Limitations. Our Bye-Laws provide that the voting rights with respect to shares directly or indirectly beneficially or constructively owned by any person (except Swiss Re or its affiliates) owning more than 9.9% of the voting power of the outstanding shares, including common shares and preferred shares, of the Company will be limited to voting power of 9.9%. The voting rights with respect to all shares held by such person in excess of the 9.9% limitation will be allocated to the other holders of shares pro rata based on the number of shares held by all such other holders of shares, subject only to the further limitation that no shareholder allocated any such voting rights may exceed the 9.9% limitation as a result of such allocation.

     Availability of Shares for Future Issuances. We have available for issuance a large number of authorized but unissued common shares. Generally, these shares may be issued by action of our directors without further action by shareholders, except as may be required by applicable stock exchange requirements. The availability of these shares for issue could be viewed as enabling the directors to make more difficult a change in our control. For example, the directors could determine to issue warrants or rights to acquire shares. In addition, we have authorized a sufficient amount of our shares such that we could put in place a shareholder rights plan without further action by shareholders. A shareholder rights plan could serve to dilute or deter stock ownership of persons seeking to obtain control of us.

     Our ability to take these actions makes it more difficult for a third party to acquire us without negotiating with our board of directors, even if some or a majority of the shareholders desired to pursue a proposed transaction. Moreover, these powers could discourage or defeat unsolicited stock accumulation programs and acquisition proposals.

       MATERIAL BERMUDA AND UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     Statements made below as to Bermuda law are based on the opinion of Ms. Christine Patton, our general counsel. Statements made below as to United States federal income tax law are based on the opinion of Davis Polk & Wardwell, United States counsel to PartnerRe Ltd.

Bermuda Taxation

     There will be no Bermuda withholding tax on our dividend payments made with respect to the common shares.

United States Taxation

     In this section, we summarize certain material United States federal income tax consequences of purchasing, holding and disposing of the common shares. Except where we state otherwise, this summary deals only with common shares held as capital assets as defined in the Internal Revenue Code of 1986, as amended (the "Code"), by a U.S. Holder (as defined below) who purchases common shares for cash at the stated offering price.

     A "U.S. Holder" is a beneficial owner of common shares who or which is:

     o    a citizen or resident of the United States;

     o a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

     o an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

     We do not address all of the tax consequences that may be relevant to a U.S. Holder. We also do not address the tax consequences to holders other than U.S. Holders or to holders that may be subject to special tax treatment (such as financial institutions, real estate investment trusts, personal holding companies, regulated investment companies, insurance companies, entities classified as partnerships for U.S. federal income tax purposes, S corporations, traders and dealers in securities or currencies and certain U.S. expatriates). Further, we do not address:

     o the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of common shares;

     o the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of common shares;

     o consequences to persons who hold common shares as a position in a "straddle" or "synthetic security" or as part of a "hedging," "conversion," "constructive sale" or other integrated transaction or whose "functional currency" is not the United States dollar;

     o except as stated explicitly below, consequences to persons that own or are deemed to own 10% or more of our capital stock;

     o except as stated explicitly below, consequences to tax-exempt organizations; or

     o any state, local or non-U.S. tax consequences of the purchase, ownership or disposition of common shares.

Accordingly, you should consult your own tax advisor regarding the tax consequences of purchasing, owning and disposing of common shares in light of your own circumstances.

     This summary is based on the Code, U.S. Treasury regulations (proposed and final) issued under the Code, and administrative and judicial interpretations thereof, all as they currently exist as of the date of this prospectus. These income tax laws and regulations, however, may change at any time, possibly on a retroactive basis. Any such changes may affect the matters discussed in this summary.

     PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS
WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES IN LIGHT OF THEIR OWN PARTICULAR
CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL AND NON-U.S. LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

   Taxation of Distributions

     Subject to the discussion below relating to the potential application of the "controlled foreign corporation," "related person insurance income," "passive foreign investment company" and "foreign personal holding company" rules, cash distributions made with respect to the common shares will constitute dividends taxable as ordinary income for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits. U.S. Holders of the common shares generally will be subject to U.S. federal income tax on the receipt of such dividends. Such dividends will not be eligible for the dividends received deduction provided by Section 243 of the Code. To the extent that a distribution exceeds earnings and profits, it will first be treated as a return of the U.S. Holder's basis to the extent thereof, and then as gain from the sale of a capital asset, subject to the discussion below related to the potential application of the "controlled foreign corporation," "related person insurance income" and "passive foreign investment company" rules.

   Sales, Exchanges or Other Dispositions of Common Shares

     In general, a U.S. Holder will recognize gain or loss on a sale, exchange, or other taxable disposition (collectively, a "disposition") of a common share in an amount equal to the difference between the amount realized and the adjusted tax basis for that common share. Selling expenses incurred by a U.S. Holder will reduce the amount of gain or increase the amount of loss recognized by such U.S. Holder upon the disposition of the common shares. Subject to the discussion below relating to the potential application of the "controlled foreign corporation," "related person insurance income" and "passive foreign investment company" rules, gain or loss on the disposition of a common share generally will be a capital gain or loss, and generally will be a long-term capital gain or loss if, at the time of the disposition, the U.S. Holder has a holding period for the common share of more than one year. Capital gains of individuals in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Application of Controlled Foreign Corporation Rules

     Generally, each "10% U.S. Shareholder" (as defined below), including in certain circumstances one that is generally tax exempt, that owns, directly or indirectly through one or more foreign entities, shares of a foreign corporation that is a "controlled foreign corporation" ("CFC") for an uninterrupted period of 30 days or more during any taxable year must include in its gross income its pro rata share of certain types of income, including insurance income and passive income such as interest and dividends, realized by the CFC for such year, even if that income is not distributed.

     A "10% U.S. Shareholder" of a foreign corporation is any U.S. person that owns, directly or indirectly through one or more foreign entities, or is considered to own (by application of certain constructive ownership rules) 10% or more of the total combined voting power of all classes of stock of the foreign corporation. In general, a foreign corporation will be treated as a CFC only if its 10% U.S. Shareholders collectively own (directly, indirectly through foreign entities or by attribution) more than 50% (or 25%, in the case of an insurance company with respect to certain insurance income) of its total combined voting power or value. In particular, our subsidiaries Partner Reinsurance Company and PartnerRe SA (each, an "Insurance Subsidiary") generally will be treated as CFCs if 10% U.S. Shareholders collectively own (directly, indirectly through foreign entities or by attribution) more than 25% of the relevant Insurance Subsidiary's total combined voting power or value.

     As discussed above under "Description of our Capital Shares -Transfer of Shares" and "Description of our Capital Shares - Anti-Takeover Effects of Certain Bye-Laws Provisions", certain provisions in our Bye-Laws (i) limit the transfer of our capital stock in the event such transfer would result in any person owning or controlling more than 9.9% of our capital stock and (ii) restrict the voting power of our capital stock beneficially owned or controlled by any person to 9.9%. Because of the restrictions in our Bye-Laws and the fact that we are currently not aware of any 10% U.S. Shareholder, we believe that neither we nor any of our subsidiaries is a CFC, although there can be no assurance that we or one or more of our subsidiaries will not be a CFC.

     Each prospective investor should consult its own tax advisor to determine whether its ownership interest would cause it to become a 10% U.S. Shareholder of us or any of our subsidiaries and to determine the impact of such a classification of such investor.

Application of Related Person Insurance Income Rules

   Potential Inclusion of Related Person Insurance Income

     The "related person insurance income" ("RPII") rules of the Code will apply to U.S. persons (including tax-exempt persons) who, through their ownership of our common shares, are indirect shareholders of an Insurance Subsidiary if both (A) the Insurance Subsidiary is a CFC for RPII purposes (a "RPII CFC") (which will be the case if, as is anticipated, 25% or more of the value or voting power of such Insurance Subsidiary's capital stock is owned (directly, indirectly through foreign entities or by attribution) by U.S. persons), and (B)(i) such Insurance Subsidiary has gross RPII equal to 20% or more of its gross insurance income and (ii) 20% or more of either the voting power or the value of such Insurance Subsidiary's capital stock is owned directly or indirectly through entities by persons (directly or indirectly) insured or reinsured by such Insurance Subsidiary or persons related to such insureds or reinsureds. RPII is Section 953(a) insurance income (investment income and premium income) from the direct or indirect insurance or reinsurance of any U.S. person who holds capital stock of the applicable Insurance Subsidiary (directly or indirectly through foreign entities) or of a person related to such a U.S. holder of capital stock. An Insurance Subsidiary may be considered to reinsure indirectly the risk of a direct or indirect holder of shares that is a U.S. person, and thus generate RPII, if an unrelated company that insured such risk in the first instance reinsures the risk with such Insurance Subsidiary.

     While there can be no assurance, it is not anticipated that 20% or more of the gross insurance income of either Insurance Subsidiary for any taxable year will constitute RPII. If 20% or more of the gross insurance income of an Insurance Subsidiary for any taxable year were to constitute RPII and 20% or more of the voting power or the value of the capital stock of such Insurance Subsidiary were held directly or indirectly by insureds or reinsureds or persons related thereto, each direct and indirect (including by reason of ownership of our common shares) U.S. Holder of capital stock of such Insurance Subsidiary (a "RPII Holder") on the last day of such Insurance Subsidiary's taxable year would be taxable currently with respect to its allocable share of the RPII for the entire year (whether distributed or not). For this purpose, all of such Insurance Subsidiary's RPII would be allocated solely to RPII Holders to the extent of their ratable share of such Insurance Subsidiary's income. A RPII Holder who owns our common shares during a taxable year but not on the last day of the taxable year, which would normally be December 31, is generally not required to include in gross income any part of an Insurance Subsidiary's RPII.

   Computation of RPII

     In an effort to determine how much RPII each Insurance Subsidiary has earned in each taxable year, we intend to obtain information concerning its insureds to determine whether they or persons related to them own our capital stock and are U.S. persons. We will take reasonable steps to secure such information, for example, by seeking representations as to the ownership of our capital stock by insureds or their affiliates, but there can be no assurance that our procedures will enable us to identify all of the Insurance Subsidiaries' RPII. For any year that we determine that an Insurance Subsidiary's gross RPII is 20% or more of that entity's gross insurance income for the year, we may also seek information from our shareholders as to whether beneficial owners of our capital stock at the end of the year are U.S. persons so that RPII may be apportioned among such persons. To the extent we are unable to determine whether a beneficial owner of our capital stock is a U.S. person, we may assume that such owner is not a U.S. person for purposes of apportioning RPII, thereby increasing the per share RPII amount for all RPII Holders.

   Basis Adjustments

     Under proposed regulations, a RPII Holder's tax basis in our common shares will be increased by the amount of any RPII that the shareholder includes in income. The RPII Holder may exclude from income the amount of any distribution by us to the extent of the RPII included in income for the year in which the distribution was paid or for any prior year. The RPII Holder's tax basis in our common shares will be reduced by the amount of such distributions that are excluded from income.

   Dispositions of Common Shares

     Section 1248 of the Code generally provides that if a U.S. person sells or exchanges stock in a foreign corporation and such person is a 10% U.S. Shareholder at any time during the five-year period ending on the date of the sale or exchange when such foreign corporation was a CFC, any gain from such sale or exchange may be treated as ordinary income to the extent of the CFC's earnings and profits during the period that the shareholder held the shares (with certain adjustments). A 10% U.S. Shareholder will be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the U.S. income tax or information return that it would normally file for the taxable year in which the disposition occurs.

     Section 953(c)(7) of the Code generally provides that Section 1248 also will apply to gain recognized by a RPII Holder with respect to the sale or exchange of shares in a foreign corporation that earns RPII and is characterized as a RPII CFC if the foreign corporation would be taxed as an insurance company if it were a domestic corporation, regardless of whether the RPII Holder is a 10% U.S. Shareholder or whether the corporation qualifies for either the RPII 20% ownership exception or the RPII 20% gross income exception. Existing Treasury Department regulations do not clarify whether Section 1248 and the requirement to file IRS Form 5471 would apply with respect to the disposition of shares in a foreign corporation (such as PartnerRe Ltd.) that is not itself a RPII CFC but has a foreign insurance subsidiary that is a RPII CFC and that would be taxed as an insurance company if it were a domestic corporation, nor do proposed regulations issued by the Treasury Department. Accordingly, it is possible that Section 1248 and the requirement to file IRS Form 5471 do not apply to a less than 10% U.S. Shareholder of our capital stock because we are not directly engaged in the insurance business. There can be no assurance, however, that the Internal Revenue Service will interpret the regulations in this manner or that the Treasury Department will not amend the regulations to provide that Section 1248 and the requirement to file IRS Form 5471 will apply to dispositions of our common shares in respect of our ownership of the Insurance Subsidiaries. If the IRS or U.S. Treasury Department were to make Section 1248 and the Internal Revenue Service Form 5471 filing requirement applicable to the sale of our common shares, we intend to notify shareholders of such developments and provide to them information necessary to comply with Section 1248 and the filing requirement.

Application of Passive Foreign Investment Company Rules

     Sections 1291 through 1298 of the Code contain special rules applicable with respect to foreign corporations that are "passive foreign investment companies" ("PFICs"). In general, a foreign corporation will be a PFIC if 75% or more of its income constitutes "passive income" or 50% or more of its assets produce passive income. If we were to be characterized as a PFIC, certain adverse consequences could apply to U.S. Holders of our common shares. If we were to be treated as a PFIC for any taxable year, gain recognized by a U.S. Holder on a disposition of our common shares would be allocated ratably over the U.S. Holder's holding period for the common shares. The amounts allocated to the taxable year of the disposition and to any year before we became a PFIC would be taxed as ordinary income. The amounts allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of our capital stock in excess of 125 percent of the average of the annual distributions on our capital stock received by the U.S. Holder during the preceding three years or the U.S. Holder's holding period, whichever is shorter, would be subject to taxation as described above. In addition, if we and one of our subsidiaries were treated as PFICs, U.S. Holders of common shares could, under proposed Treasury Department regulations, be subject to taxation as described above upon our sale of the subsidiary stock or our receipt of a distribution paid from such subsidiary. Certain elections may be available (including a mark to market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status.

     In determining whether a foreign corporation has the requisite passive income so as to be considered a PFIC, the Code contains an express exception for income "derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business." This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. The Code contains a look-through rule stating that, for purposes of determining whether a foreign corporation is a PFIC, such foreign corporation shall be treated as if it "received directly its proportionate share of the income" and as if it "held its proportionate share of the assets" of any other corporation in which it owns at least 25% of the stock. Under the look-through rule, we would be deemed to own the assets and to have received any income of the Insurance Subsidiaries directly for the purposes of determining whether we qualify for the insurance exception described above. We believe that we (through our subsidiaries) and each of the Insurance Subsidiaries are predominantly engaged in an insurance business and do not have financial reserves in excess of the reasonable needs of our insurance businesses, so that neither we nor either of the Insurance Subsidiaries should be considered to be a PFIC.

     No regulations interpreting these specific issues under the PFIC provisions have yet been issued. Therefore, substantial uncertainty exists with respect to their application or their possible retroactivity. Each U.S. person who is considering an investment in the common shares should consult its tax advisor as to the effects of these rules.

Application of Foreign Personal Holding Company Rules

     A non-U.S. corporation will be classified as a foreign personal holding company ("FPHC") for U.S federal income tax purposes if both of the two following tests are satisfied: (i) five or fewer individuals who are U.S. citizens or residents own or are deemed to own (under certain attribution rules) more than 50% of all classes of the corporation's stock measured by voting power or value and (ii) the corporation receives at least 60% (50% in later years) of its gross income (regardless of source) from certain passive sources. If we or any of our non-U.S. subsidiaries were classified as a FPHC, U.S. Holders of common shares would be required to recognize certain gross income inclusions in respect of the FPHC's "undistributed foreign personal holding company income". We believe that because of the wide dispersion of our share ownership and the restrictions in our Bye-Laws (described above under "--Application of Controlled Foreign Corporation Rules") neither we nor any of our subsidiaries is a FPHC, although there can be no assurance that we or one or more of our subsidiaries will not be classified as a FPHC.

Foreign Tax Credit

     In the event, as expected, that U.S. persons own at least 50% of our shares, only a portion of the dividends paid by us will be treated as foreign source income for purposes of computing a shareholder's U.S. foreign tax credit limitation. It is likely that substantially all of any RPII and dividends that are foreign source income will constitute either "passive" or "financial services" income for foreign tax credit limitation purposes. Thus, it may not be possible for most U.S. Holders to utilize excess foreign tax credits to reduce U.S. tax on such income.

Backup Withholding Tax and Information Reporting

     Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding at the applicable rate unless (i) the U.S. Holder is a corporation or other exempt recipient or
(ii) the U.S. Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

     The amount of any backup withholding from a payment to the U.S. Holder will be allowed as a credit against such holder's United States federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Potential Legislative Developments

     Legislation has been introduced in the U.S. Congress intended to eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the United States but have certain U.S. connections. While there is currently no pending legislative proposal which, if enacted, would have a material adverse effect on us, our subsidiaries or our shareholders, it is possible that broader-based legislative proposals could emerge in the future that would have an adverse impact.

     In addition, President Bush has proposed legislation that would exempt from U.S. federal income tax certain dividends paid by U.S. corporations (or non-U.S. corporations to the extent subject to U.S. income tax) to U.S. persons. Dividends paid by PartnerRe would generally not be exempt under this proposed legislation. As a result, if this legislation were adopted in the form proposed, U.S. persons holding our capital stock, like U.S. persons holding shares of stock in any non-U.S. corporation not subject to U.S. income tax, would generally incur higher taxes on the dividends we plan to pay than would be the case with comparable dividends from U.S. corporations.

                              PLAN OF DISTRIBUTION

     We are registering 8,340,731 common shares on behalf of the selling shareholder. The selling shareholder may sell the common shares from time to time in one or more transactions on the New York Stock Exchange or otherwise, at market prices prevailing at the time of sale, at a fixed offering price which may be changed, at varying prices determined at the time of sale or at negotiated prices. The selling shareholder may, subject to market conditions, dispose of its entire holding of our common shares shortly after the registration statement relating to this prospectus is declared effective. The common shares may be sold at various times by one or more means, including but not limited to the following:

     o through underwriters, brokers or dealers (who may act as agent or principal and who may receive compensation in the form of discounts, concessions or commissions from the selling shareholder, the purchaser or such other persons who may be effecting sales hereunder) for resale to the public or to institutional investors at various times;

     o through negotiated transactions, including, but not limited to, block trades in which the broker or dealer so engaged will attempt to sell the common shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o through purchases by a broker or dealer as principal and resale by that broker or dealer for its account;

     o on any national securities exchange or quotation service on which the common shares may be listed or quoted at the time of sale at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices;

     o in private transactions other than exchange or quotation service transactions;

     o short sales, purchases or sales of put, call or other types of options, forward delivery contracts, swaps, offerings of structured equity-linked securities or other derivative transactions or securities;

     o    hedging transactions, including, but not limited to:

          o transactions with a broker-dealer or its affiliate, whereby the broker-dealer or its affiliate will engage in short sales of common shares and may use common shares to close out its short position;

          o options or other types of transactions that require the delivery of common shares to a broker-dealer or an affiliate thereof, who will then resell or transfer the common shares; or

          o loans or pledges of common shares to a broker-dealer or an affiliate, who may sell the loaned common shares or, in an event of default in the case of a pledge, sell the pledged common shares;

     o through offerings of securities exercisable, convertible or exchangeable for common shares, including, without limitation, securities issued by trusts, investment companies or other entities;

     o offerings directly to one or more purchasers, including institutional investors;

     o through ordinary brokerage transactions and transactions in which a broker solicits purchasers;

     o through distribution to the securityholders of the selling shareholder;

     o    by pledge to secure debts and other obligations;

     o    through a combination of any such methods of sale; or

     o through any other method permitted under applicable law and not otherwise prohibited by this prospectus.

     The selling shareholder also may resell all or a portion of its common shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, as amended, provided it meets the criteria and conforms to the requirements of Rule 144.

     The selling shareholder may offer and sell common shares other than for cash. In such event, any required details of the transaction will be set forth in a prospectus supplement.

     To the extent required, a prospectus supplement will set forth the terms of any offering of the common shares by the selling shareholder including but not limited to the following:

     o the name or names of any underwriters, dealers or agents and the amounts of common shares underwritten or purchased by each of them; and

     o the public offering price of the common shares and the proceeds to the selling shareholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

     Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Broker-dealers engaged by the selling shareholder may allow other broker-dealers to participate in resales.

     The selling shareholder will bear all underwriting discounts and selling commissions and fees and disbursements of their own counsel related to the sale of the common shares. In compliance with NASD guidelines, the maximum commission or discount to be received by any NASD member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement. We have agreed to pay substantially all of the other expenses incidental to the registration, offering and sale of the common shares.

     If underwriters are used in the sale of any common shares, the common shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The common shares may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters. Generally, the underwriters' obligations to purchase the common shares will be subject to certain conditions precedent.

     The selling shareholder may sell the common shares through agents from time to time. To the extent required, the prospectus supplement will name any agent involved in the offer or sale of the common shares and any commissions the selling shareholder pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

     Agents and underwriters may be entitled to indemnification by the selling shareholder and/or us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for the selling shareholder and/or us in the ordinary course of business.

     Any underwriters, broker-dealers or agents participating in the distribution of the common shares covered by this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by any of those underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act.


                                 LEGAL MATTERS

     The validity of the common shares will be passed on for us by Christine Patton, our General Counsel. Certain legal matters in connection with the offering of the common shares will be passed on for us by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

     The financial statements and the related financial statement schedules incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche, independent auditors, as stated in their reports, which are incorporated herein by reference (which reports express an unqualified opinion and include an explanatory paragraph relating to the Company's change in method of accounting for goodwill and derivative instruments and hedging activities), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


  ENFORCEMENT OF CIVIL LIABILITIES UNDER UNITED STATES FEDERAL SECURITIES LAWS

     We are a Bermuda company. In addition, certain of our directors and officers, as well as certain of the experts named in this prospectus, reside outside the United States, and all or a substantial portion of our assets and their assets are located outside the United States. Therefore, it may be difficult for investors to effect service of process within the United States upon those persons or to recover against us or those persons on judgments of courts in the United States, including judgments based on civil liabilities provisions of the United States federal securities laws.

     The United States and Bermuda do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Also, there is doubt as to whether the courts of Bermuda would enforce
(1) judgments of United States courts based on the civil liability provisions of the United States federal securities laws obtained in actions against us or our directors and officers, and (2) original actions brought in Bermuda against us or our officers and directors based solely upon the United States federal securities laws. A Bermuda court may, however, impose civil liability on us or our directors or officers in a suit brought in the Supreme Court of Bermuda provided that the facts alleged constitute or give rise to a cause of action under Bermuda law. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under the U.S. federal securities laws, would not be allowed in Bermuda courts to the extent that they are contrary to public policy.


                      WHERE YOU CAN FIND MORE INFORMATION

     All the information contained in this prospectus relating to Swiss Re (other than information regarding transactions between us and Swiss Re and its affiliates) or potential methods of distribution of our common shares covered hereby has been supplied by Swiss Re.

     Government Filings. We file annual, quarterly and special reports and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document that we file at the SEC's public reference rooms at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings subsequent to June 2001 are also available to you free of charge at the SEC's web site at http://www.sec.gov.

     Stock Market. Our common shares are traded on the New York Stock Exchange and we have a secondary listing on the Bermuda Stock Exchange. Material filed by PartnerRe Ltd. can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

     We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed:

1.   Our Annual Report on Form 10-K for the year ended December 31, 2002; and

2. Our Current Reports on Form 8-K dated March 28, 2003 ("Risk Factors") and April 28, 2003.

     You may request free copies of these filings by writing or telephoning us at the following address:

          96 Pitts Bay Road
          Pembroke HM 08
          Bermuda
          Attention: General Counsel
          Telephone: 441-292-0888
          Fax: 441-292-7010

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The following table sets forth the estimated expenses in connection with the offering described in this registration statement, other than underwriting discounts and commissions. We have agreed to pay these expenses. All amounts are estimates except the registration fee.

                                                                 Amount to be
                                                                     Paid
                                                                 ------------
 Securities and Exchange Commission registration fee..........    $    37,004
 Legal fees and expenses......................................        100,000
 Accounting fees and expenses.................................         20,000
      TOTAL...................................................    $   157,004


Item 15.  Indemnification of Directors and Officers

     Section 98 of the Companies Act of 1981 of Bermuda (the "Act") provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability that by virtue of Bermuda law otherwise would be imposed on them, except in cases where such liability arises from the fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermudian company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda in certain proceedings arising under
Section 281 of the Act.

     We have adopted provisions in our Bye-Laws that provide that we shall indemnify our officers and directors to the maximum extent permitted under the Act, except where such liability arises from fraud, dishonesty, willful negligence or default.

     We have entered into employment agreements with certain of our executive officers which each contain provisions pursuant to which we have agreed to indemnify the executive as required by the Bye-Laws and maintain customary insurance policies providing for indemnification.

     We have purchased insurance on behalf of our directors and officers for liabilities arising out of their capacities as such.

Item 16.  Exhibits and Financial Statement Schedules

     (a) The following exhibits are filed as part of this Registration
Statement:

Exhibit No.            Description
-----------            -----------

1.1(1)       Form of Underwriting Agreement

4.1 Amended Memorandum of Association of PartnerRe, incorporated by reference to the Registration Statement on Form F-3 of PartnerRe (Registration No. 333-7094), as filed with the Securities and Exchange Commission on June 20, 1997

4.2 Amended and Restated Bye-Laws of PartnerRe, incorporated by reference to the Registration Statement on Form F-3 of PartnerRe (Registration No. 333-7094), as filed with the Securities and Exchange Commission on June 20, 1997

Exhibit No.            Description
-----------            -----------

 4.3 Specimen Common Share Certificate, incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as filed with the Securities and Exchange Commission on March 26, 1997 (File No. 000-22530)

 4.4 Form of Class B Warrants, incorporated by reference to the Registration Statement on Form F-1, as filed with the Securities and Exchange Commission on October 26, 1993 (File No. 33-68042)

 4.5 Certificate of Designation, Preferences and Rights of 8% Series A Cumulative Preferred Shares, incorporated by reference to our Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 14, 1997 (File No. 001-14536)

 4.6 Certificate of Designation, Preferences and Rights of 5.61% Series B Cumulative Redeemable Preferred Shares, incorporated by reference to our Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 28, 2001 (File No. 001-14536)

 4.7 Specimen PEPS Units Certificate, incorporated by reference to our Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 28, 2001 (File No. 001-14536)

 5.1 Opinion of Ms. Christine Patton, General Counsel of PartnerRe, as to the legality of the common shares

23.1 Consent of Ms. Christine Patton, General Counsel of PartnerRe (included in Exhibit 5.1)

23.2         Consent of Deloitte & Touche

24.1 Power of Attorney (included on the signature page of the Registration Statement)

----------------
(1) To be filed, if necessary, subsequent to the effectiveness of this registration statement by an amendment to this registration statement or incorporated by reference pursuant to a Current Report on Form 8-K in connection with an offering of common shares.

Item 17.  Undertakings

     The undersigned registrant hereby undertakes:

     (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

         (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with the

          Commission by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement;

     (b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of our annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that:

     (a) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

     (b) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the provisions set forth or described in Item 15 of this registration statement, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, PartnerRe Ltd. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Pembroke, Bermuda, on the 30th day of April 2003.

                                          PARTNERRE LTD.

                                          By: /s/ Albert A. Benchimol
                                             -----------------------------------
                                             Name:  Albert A. Benchimol
                                             Title: Executive Vice President
                                                    and Chief Financial Officer

     Each of the undersigned directors and/or officers of PartnerRe Ltd., a company organized under the laws of Bermuda, hereby constitutes and appoints Albert A. Benchimol and Christine Patton, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign, execute and deliver this registration statement on Form S-3 and any and all amendments (including post-effective amendments) hereto, and to sign any registration statement for any offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 30th day of April 2003.

            Signature                Title
            ---------                -----


      /s/ Patrick A. Thiele          President, Chief Executive Officer
-----------------------------------  and Director (Principal Executive Officer)
        Patrick A. Thiele


     /s/ Albert A. Benchimol         Executive Vice President and Chief
-----------------------------------  Financial Officer (Principal Financial
       Albert A. Benchimol           and Accounting Officer)


      /s/ John A. Rollwagen          Chairman of the Board of Directors
-----------------------------------
        John A. Rollwagen


        /s/ Robert Baylis           Director
-----------------------------------
          Robert Baylis


       /s/ Jan H. Holsboer          Director
-----------------------------------
         Jan H. Holsboer

            Signature                Title
            ---------                -----


      /s/ Walter B. Kielholz        Director
-----------------------------------
        Walter B. Kielholz


      /s/ Jean-Paul Montupet        Director
-----------------------------------
        Jean-Paul Montupet


        /s/ Remy Sautter            Director
-----------------------------------
          Remy Sautter


        /s/ Lucio Stanca            Director
-----------------------------------
          Lucio Stanca


        /s/ Jurgen Zech             Director
-----------------------------------
          Jurgen Zech


PARTNERRE U.S. CORPORATION

By: /s/ Scott D. Moore
   --------------------------------------------------
   Name:  Scott D. Moore
   Title: President and Chief Executive Officer

   Authorized Representative in the United States

                                 EXHIBIT INDEX

Exhibit No.            Description
-----------            -----------

 1.1(1)      Form of Underwriting Agreement

 4.1 Amended Memorandum of Association of PartnerRe, incorporated by reference to the Registration Statement on Form F-3 of PartnerRe (Registration No. 333-7094), as filed with the Securities and Exchange Commission on June 20, 1997

 4.2 Amended and Restated Bye-Laws of PartnerRe, incorporated by reference to the Registration Statement on Form F-3 of PartnerRe (Registration No. 333-7094), as filed with the Securities and Exchange Commission on June 20, 1997

 4.3 Specimen Common Share Certificate, incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as filed with the Securities and Exchange Commission on March 26, 1997 (File No. 000-22530)

 4.4 Form of Class B Warrants, incorporated by reference to the Registration Statement on Form F-1, as filed with the Securities and Exchange Commission on October 26, 1993 (File No. 33-68042)

 4.5 Certificate of Designation, Preferences and Rights of 8% Series A Cumulative Preferred Shares, incorporated by reference to our Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 14, 1997 (File No. 001-14536)

 4.6 Certificate of Designation, Preferences and Rights of 5.61% Series B Cumulative Redeemable Preferred Shares, incorporated by reference to our Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 28, 2001 (File No. 001-14536)

 4.7 Specimen PEPS Units Certificate, incorporated by reference to our Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 28, 2001 (File No. 001-14536)

 5.1 Opinion of Ms. Christine Patton, General Counsel of PartnerRe, as to the legality of the common shares

23.1 Consent of Ms. Christine Patton, General Counsel of PartnerRe (included in Exhibit 5.1)

23.2         Consent of Deloitte & Touche

24.1 Power of Attorney (included on the signature page of the Registration Statement)

----------------
(1) To be filed, if necessary, subsequent to the effectiveness of this registration statement by an amendment to this registration statement or incorporated by reference pursuant to a Current Report on Form 8-K in connection with an offering of common shares.